Exhibit 99.3

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections* of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control - “Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2025 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañia Limitada, an independent registered public accounting firm, as stated in their report included herein.

/s/ Ricardo Bottas Dourado dos Santos	/s/ Roberto Alvo Milosawlewitsch
Ricardo Bottas Dourado dos Santos Chief Financial Officer	Roberto Alvo Milosawlewitsch Chief Executive Officer

*	Limited to Internal Control

February 09, 2026